Exhibit 99.1

ChinaCache Announces Changes in Board of Directors

BEIJING, February 7, 2018 -- ChinaCache International Holdings Ltd. ("ChinaCache" or the "Company") (Nasdaq: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced the appointment of Mr. Fuya Zheng as an independent director of the Company for a term of three years, effective February 6, 2018, based on recommendations from the nominating and corporate governance committee of the Company’s board of directors (the “Board”). The Board also appointed Mr. Zheng as a member of the audit committee of the Board and as the chairperson of the compensation committee for the Board. The Company also announced the resignation of Ms. Bin Laurence from the Board, effective February 6, 2018. Ms. Laurence’s resignation was due to her personal matters. The Board thanks her for her service.

Mr. Zheng has more than twenty years of financial experience in various industries. He currently serves as an independent executive director and a member of the investment committee for Yingde Gases Group Company Limited (HK: 02168), positions he has held since 2009 and 2013, respectively. Prior to that, Mr. Zheng served as Chief Financial Officer of COGO Group Inc. from 2008 to 2012 and as Vice President of travel services of ELONG Inc. from 2000 to 2007. Both companies were Nasdaq-listed companies. He also held positions with The Bank of New York, Reserve Management Corp. and Dean Witter InterCapital Co., the asset management division of Dean Witter Reynolds. Mr. Zheng earned his bachelor’s degree in business administration with an accounting concentration from the Bernard M. Baruch College at City University of New York.

“Mr. Zheng’s seasoned experience will be a valuable addition to the ChinaCache Board,” said Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache. “Mr. Zheng brings a heightened level of expertise that can help us realize our full potential. We feel very fortunate to have him on our team.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache's network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China's complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408 5307

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6201

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com